SEC 13010010 SSION
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SEC Rec'D Feb 28 2013

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65837

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Devenir, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 France Avenue S, Suite 670
(No. and Street)

Minneapolis (City) Minnesota (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Remjeske 952-345-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meuwissen, Flygare, Kadrlik & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

6400 Flying Cloud Drive, Suite 100 (Address) Eden Prairie (City) Minnesota (State) 55344 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/9/13

OATH OR AFFIRMATION

I, Eric Remjeske, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Devenir, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI LYNN HANSEN
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

Signature

PRESIDENT
Title

Lori L Hansen
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEVENIR, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2012

MFK

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

DEVENIR, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2012

Table of Contents

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

INDEPENDENT AUDITOR'S REPORT

Member
Devenir, LLC
Minneapolis, Minnesota

Report on the Financial Statements

We have audited the statement of financial condition of Devenir, LLC as of December 31, 2012, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Devenir, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Ph: 952-541-1996 www.mfkcpa.com Fax: 952-541-4759
6400 Flying Cloud Drive, Suite 100
Eden Prairie, MN 55344

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepared the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 9 is fairly stated in all material respects in relation to the financial statements as a whole.

Meuwissen, Flygare, Kadlec & Associates, P.A.

Eden Prairie, Minnesota

February 11, 2013

DEVENIR, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	34,732
Clearing account deposit		25,000
Total assets	$	59,732

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	444
Member's equity		59,288
Total liabilities and member's equity	$	59,732

See notes to financial statements.

DEVENIR, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

REVENUES		
Asset management commissions	$	567,639
Investment banking fees		65,366
Total revenues		633,005
EXPENSES		
Employee compensation and benefits		372,966
Clearance fees		39,514
Communication and data processing		10,437
Licenses and permits		11,335
Occupancy		30,551
Other expenses		74,993
Professional fees		94,769
Total expenses		634,565
Net loss	$	(1,560)

See notes to financial statements.

DEVENIR, LLC
STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Member's Equity
Balance - December 31, 2011	$ 60,848
Net loss	(1,560)
Balance - December 31, 2012	$ 59,288

See notes to financial statements.

DEVENIR, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012
Increase (decrease) in cash

Operating activities		
Net loss	$	(1,560)
Adjustments to reconcile net loss to net cash from operating activities:		
Changes in operating assets and liabilities:		
Clearing accounts receivable		12,544
Accounts payable		444
Net cash from operating activities and net increase in cash		11,428
Cash at beginning of year		23,304
Cash at end of year	$	34,732

See notes to financial statements.

1. *Nature of Business and Significant Accounting Policies*

Nature of Business

Devenir, LLC (the Company) is a "fully disclosed introducing" broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB) and is a wholly-owned subsidiary of Devenir Group, LLC (Parent).

The Company is engaged in a single line of business which engages in the following types of services, as agreed to with FINRA:

- Broker retailing corporate debt and equity securities
- Retail mutual funds
- Broker U.S. Government securities and sell municipal securities in the secondary markets
- Investment advisory services
- Private placement of securities

Securities transactions are cleared by Pershing, LLC (Pershing) as the Company's clearing broker.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. Management believes the Company is not exposed to any significant credit risk related to cash.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

Investment banking fees are earned from providing private placement, merger and acquisition, divesture services, and financial advisory services. These fees are recognized when the related services are completed and the income is reasonable determinable. Asset management commissions and related clearing expenses for securities transactions are recorded on a settlement-date basis.

1. *Nature of Business and Significant Accounting Policies (Continued)*

Income Taxes

Income or loss of the Company is allocated to the member for income tax purposes. Therefore, no provision for income tax is presented in these financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2009.

Date of Management's Review

Management has evaluated subsequent events through February 11, 2013, the date the financial statements were available to be issued.

2. *Off-Balance-Sheet Risk*

The Company clears all transactions for its customers on a fully disclosed basis with Pershing, a clearing broker, who carries all the customer's accounts and maintains the related records. The Company is liable to Pershing for the transactions of the Company's customers. These activities may expose the Company to off-balance-sheet risk in the event the other parties are unable to fulfill their contractual obligations. A $25,000 clearing account has been established to ensure the performance of obligations under the agreement.

3. *Net Capital Requirements*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2012, net capital under the rule was $59,288, which exceeded the minimum capital requirement by $54,288. Aggregated indebtedness was $444 at December 31, 2012, resulting in a ratio of aggregate indebtedness to net capital ratio of 0.01 to 1.

The Company operates under the provisions of section (k)(2)(ii) of Rule 15-c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the remaining provision of the rule.

4. *Related Party Transactions*

The Parent company is the sole owner of the Company and is responsible for maintaining net capital requirements.

The Company has an expense sharing agreement with its Parent for the provision and use of certain property, employee and other services. The agreement is for one year with renewal options. Expenses under the agreement were $490,700 in 2012, consisting primarily of compensation, occupancy and professional services.

SUPPLEMENTARY INFORMATION

DEVENIR, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Net Capital	$	59,288
Aggregate Indebtedness		
Items included in statement of financial condition		
Accrued expenses and other payables	$	444
Computation of Basic Net Capital Requirements		
Minimum net capital required (6-2/3% of aggregate indebtedness) (A)	$	30
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
Excess net capital	$	54,288
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	53,288
Ratio: Aggregate indebtedness to net capital (percentage)		0.01 to 1
Reconciliation with Company's Computation		
(Included in Part II A of Form X-17A-5 as of December 31, 2012)		
Net Capital as reported in Company's Part II A (unaudited) FOCUS report	$	59,288
Net audit adjustments		-
Net Capital	$	59,288

See independent auditor's report.

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECRULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Member
Devenir, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of Devenir, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under the Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ph: 952-541-1996 www.mfkcpa.com Fax: 952-541-4759
6400 Flying Cloud Drive, Suite 100
Eden Prairie, MN 55344

Because of inherent limitation in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the member, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Meuwissen, Flygare, Kadrlik & Associates, P.A.

Eden Prairie, Minnesota
February 11, 2013

MFK

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION

Member
Devenir, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Devenir, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Devenir, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Devenir, LLC's management is responsible for the Devenir, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestations standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check number 5960 dated July 30, 2012 for $294.69 submitted with SIPC-6 and check number 5984 dated January 24, 2013 for $171.11 submitted with SIPC-7) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. We obtained a summary of mutual fund commissions and securities revenue from the Company's 2012 general ledger noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Profit and Loss Statement and general ledger prepared by the Company for the year ended December 31, 2012) supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no difference; there were no such overpayments.

Ph: 952-541-1996 www.mfkcpa.com Fax: 952-541-4759
6400 Flying Cloud Drive, Suite 100
Eden Prairie, MN 55344

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than theses specified parties.

Meuwissen, Flygare
Kadrlik + Associates, P.A.

Eden Prairie, Minnesota
February 11, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065837 FINRA DEC
DEVENIR LLC 16*16
7701 FRANCE AVE S STE 670
MINNEAPOLIS MN 55435-3202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 465.80

B. Less payment made with SIPC-6 filed (exclude interest) (294.69)

7/30/12 CHECK# 5960
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 171.11

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 171.11

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Devenir LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President / FinOp
(Title)

Dated the 28TH day of JANUARY, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 633,005
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	186,321
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	446,684
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	446,684
2d. SIPC Net Operating Revenues	$ 186,321
2e. General Assessment @ .0025	$ 465.80

(to page 1, line 2.A.)

DEVENIR
WEALTH MANAGEMENT • CORPORATE SERVICES

February 26, 2013

Per Securities and Exchange Commission (SEC) Rule 17a-5, please find enclosed the Devenir, LLC (CRD#125968) 2011 Annual Audited Financial Report.

Please contact me should you have any questions regarding this report.

Sincerely,

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
402

Devenir, LLC
Eric J. Remjeske
President, CCO, CFO and Financial and Operations Principal

7701 FRANCE AVENUE SOUTH, SUITE 670
MINNEAPOLIS, MINNESOTA 55435
T :: 952.345.0300
F :: 952.345.0310
W :: WWW.DEVENIR.COM

DEVENIR, LLC
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
ANTI-MONEY LAUNDERING PROGRAM
DECEMBER 31, 2012

MFK

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

DEVENIR, LLC
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
ANTI-MONEY LAUNDERING PROGRAM
DECEMBER 31, 2012

MFK

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S ANTI-MONEY LAUNDERING PROGRAM

Member
Devenir, LLC
Minneapolis, Minnesota

We have performed the procedures enumerated below, which were agreed to by Devenir, LLC (the Company), solely to assist you with respect to the Company's Anti-Money Laundering (AML) program as of and for the year ended December 31, 2012. Devenir, LLC's management is responsible for the AML program. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and results are as follows:

Procedures:

1. Obtain a copy of the Company's most recent written Anti-Money Laundering program;
   a. Determine whether or not the AML program is approved, in writing, by member of senior management;
   b. Obtain evidence that employees have been made aware of the AML program and the policies within;
   c. Obtain evidence that the AML program includes a record retention policy;
   d. Obtain evidence that the AML program includes a "know your customer" policy;
   e. Inquire with Company management regarding how the Company's AML program is monitored and updated as a result of new legislation or regulation.

Results:

1. Obtained a copy of the Company's most recent written Anti-Money Laundering program from the Company's President and Chief Compliance Officer dated December 12, 2011;
   a. Noted the AML program obtained in #1 above is approved in writing by the Company's President.
   b. Obtained and reviewed the "2012 Annual Firm Compliance Meeting" presentation materials which included AML program training materials for the Company's registered representatives and signatures of all employees noting all received firm training which included AML Policy review;
   c. Obtained the AML program noted in #1 above and identified inclusion of a record retention policy;
   d. Obtained the AML program noted in #1 above and identified inclusion of various related policies such as supervisory procedures for opening accounts, monitoring of customer accounts for suspicious activity, notices to customers requesting information for identity verification, and documentation of receipt of other customer information based on the type of customer account held;

Ph: 952-541-1996 www.mfkcpa.com Fax: 952-541-4759

6400 Flying Cloud Drive, Suite 100
Eden Prairie, MN 55344

e. Inquired with the Company's President and noted that he reviews the AML program and regularly monitors new legislation or regulation and updates the Company's AML program accordingly;

Procedure:

2. Inquire with Company management whether or not they execute currency transactions.

Result:

2. Inquired with the Company's President noting that the Company does not execute currency transactions.

Procedures:

3. If the Company executes currency transactions, based on the response in #2, perform the following:
    a. Confirm the integrity and accuracy of the Company's procedures for the reporting of large currency transactions;
    b. Conduct a review of forms filed with authorities, such as Currency Transaction Reports, Suspicious Activity Reports, etc.;
    c. Review the Company's records as they relate to specific monitoring of currency transactions or accounts and verify follow-up on reported unusual activity;
    d. Confirm adherence to the Company's related internal reporting procedures.

Result:

3. As the Company does not execute monetary transactions, procedures # 3 is not applicable;

Procedure:

4. Confirm the designation and identification of the individual responsible for implementing and monitoring day-to-day operations and internal controls of the AML program.

Result:

4. Confirmed by noting a provision within the AML program obtained in #1 above, the designation and identification of the individual responsible for implementing and monitoring day-to-day operations and internal controls of the AML program is the Chief Compliance Officer /President.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed addiitional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Meuwissen, Flygare Kadrlik & Associates, P.A.

Febuary 22, 2013